FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.       An announcement regarding 2016 first quarterly report of Huaneng Power International, Inc. (the Registrant”) ; and
2.       An announcement regarding issue of super short-term debentures by the Registrant;

Each made by the Registrant on April 27, 2016.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

FIRST QUARTERLY REPORT OF 2016

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Cao Peixi (Chairman), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	MAJOR FINANCIAL INFORMATION AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total assets	297,904,388,776	299,729,722,622	(0.61)
Shareholders’ equity attributable to shareholders of the Company	83,788,102,361	79,408,970,292	5.51

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of equivalent period	Variance from equivalent period of last year
			(%)

Net cash flows generated from operating activities	13,421,866,712	11,396,872,288	17.77

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of equivalent period	Variance from equivalent period of last year
			(%)

Operating Revenue	28,822,825,636	34,277,583,268	(15.91)
Net profit attributable to shareholders of the Company	3,947,576,869	5,034,088,983	(21.58)
Net profit after deducting non-recurring items attributable to shareholders of the Company	3,901,729,707	4,656,968,779	(16.22)
Return on net assets (weighted average) (%)	4.84	7.42	Decrease by 2.58 percentage points
Basic earnings per share	0.26	0.35	(25.61)
Diluted earnings per share	0.26	0.35	(25.61)

Deducting non-recurring items and amounts:

Items	Total amount from the beginning of the year to the end of current reporting period
(RMB Yuan)

Losses from disposal of non-current assets	(611,047)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	68,806,344
Losses from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(509,320)
Reversal of provision for doubtful accounts receivable individually tested for impairments	124,827
Other non-operating income and expenses excluding the above items	3,692,405
Other non-recurring items	(4,844,871)
Tax impact of non-recurring items	(14,217,742)
Impact of non-controlling interests, net of tax	(6,593,434)

Total	45,847,162

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	106,821 (including 106,310 holders of A shares, 399 holders of H shares, 112 holders of ADRs)
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	33.33	0	Nil	–	State-owned entity
HKSCC Nominees Limited	3,955,444,020	26.02	0	Nil	–	Foreign entity
China Huaneng Group	1,555,124,549	10.23	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	603,000,000	3.97	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.11	0	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	355,108,635	2.34	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98	0	Charges	150,750,000	State-owned entity
China Securities Finance Corporation Limited	296,897,888	1.95	0	Nil	–	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	3,955,444,020	Overseas listed foreign invested shares	3,955,444,020
China Huaneng Group	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	603,000,000	RMB denominated ordinary shares	603,000,000
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	RMB denominated ordinary shares	388,619,936
Fujian Investment Development Group Limited Liability Company	355,108,635	RMB denominated ordinary shares	355,108,635
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
China Securities Finance Corporation Limited	296,897,888	RMB denominated ordinary shares	296,897,888
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐ Applicable ☑ Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable ☐ Not applicable

Comparing the consolidated balance sheet of 31 March 2016 and 31 December 2015, the consolidated income statement for the three months ended 31 March 2016 and 2015 and the consolidated cash flow statement for the three months ended 31 March 2016 and 2015, the items with material changes are as below:

Fluctuation analysis of the consolidated balance sheet items

1	Dividends receivable as at the end of the period decreased by 90.16% compared with the beginning of the period, mainly due to the dividends paid by the joint venture of the Company.

2
Advance from customers as at the end of the period decreased by 50.09% compared with the beginning of the period, mainly due to the decrease in amounts received in advance for heat sales by the Company and its subsidiaries.

3
Taxes payable as at the end of the period increased by 59.80% compared with the beginning of the period, mainly due to the increase in the amount of income tax payable and the decrease in the amount of deductible input value-added tax of the Company and its subsidiaries.

4
Other comprehensive income as at the end of the period increased by 317.27% compared with the beginning of the period, mainly due to the influence of currency translation differences from the Company’s subsidiary, SinoSing Power Pte. Ltd.

Fluctuation analysis of the consolidated income statement items

1	Non-operating income decreased by 84.89% compared with the same period of last year, mainly due to the decrease of government grants received by the Company and its subsidiaries.

2
Other comprehensive income increased by 3,454.09% compared with the same period of last year, mainly due to the influence of currency translation differences from the Company’s subsidiary, SinoSing Power Pte. Ltd.

Fluctuation analysis of the cash flow statement items

1
Net cash flows used in investment activities decreased by 61.84% compared with the same period of last year, mainly due to the cash outflow of the Company for acquisition of its subsidiaries last year.

2
Net cash flows used in financing activities increased by 128.80% compared with the same period of last year, mainly due to the increase of cash repayments of borrowings among the Company and its subsidiaries.

3.2	Analysis and description of significant events and their impacts and solutions

☐ Applicable ☑ Not applicable

3.3	Status of performance of undertakings given by the Company and shareholders holding 5% or more of shareholding

☑ Applicable ☐ Not applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW, the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300 MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.
				This undertaking shall be subsisting and being performed	No	Yes
	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and is being performed	No	Yes

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Other undertaking	To resolve business competition	China Huaneng Group
In order to support the business of Huaneng Power International, Huaneng Group provided non-compete undertakings to Huaneng Power International at times of its initial public offerings within the PRC and overseas. With respect to the non-public placement of shares in 2010 by Huaneng Power International, Huaneng Group provided an Undertaking on Relevant Matters for Further Avoidance of Business Competition by Huaneng Group with Huaneng Power International, Inc. on 17 September 2010 (“Non-Compete Undertakings). To further define the implementation terms and in conjunction with the requirements under Guidance Note No.4 relating to Supervision of Listed Companies – undertakings and implementation of the listed companies’ de facto controllers, shareholders, related parties, acquirer and listed companies and the actual circumstances. On 28 June 2014, Huaneng Group refined and regulated the aforesaid Non-Compete Undertakings in terms set out below:
				Term of undertaking: 28 June 2014 to 31 December 2016	Yes	–

1. it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group;

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will improve the profitability of such assets and inject those assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province.

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will inject such assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016 in order to support the sustainable, stable development of Huaneng Power International.

4. Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐ Applicable ☑ Not applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Geng Jianxin (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
27 April 2016

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 31 MARCH 2016

Amounts: In RMB Yuan

	31 March	31 December	31 March	31 December
	2016	2015	2016	2015
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash at bank and on hand	9,057,935,804	7,537,812,634	3,332,472,154	2,273,464,226
Derivative financial assets	121,143,006	139,467,987	–	–
Notes receivable	1,901,449,206	1,977,789,715	414,207,171	380,297,171
Accounts receivable	12,255,625,737	14,399,611,218	4,557,711,453	4,859,990,862
Advances to suppliers	680,964,588	573,970,075	116,953,140	85,474,780
Interest receivable	129,086	175,160	209,889,721	213,920,590
Dividends receivable	30,000,000	305,000,000	665,734,613	1,058,459,538
Other receivables	1,467,793,375	1,307,297,052	1,925,486,357	1,747,432,091
Inventories	5,156,493,294	5,422,732,047	1,614,330,105	1,637,837,109
Current portion of non-current assets	119,619,203	118,026,701	–	–
Other current assets	185,881,176	104,708,098	12,537,928,354	15,063,382,335

Total current assets	30,977,034,475	31,886,590,687	25,374,713,068	27,320,258,702

NON-CURRENT ASSETS
Available-for-sale financial assets	4,798,186,420	5,127,862,900	4,785,935,620	5,115,612,100
Derivative financial assets	14,628,688	45,044,194	–	–
Long-term receivables	638,446,370	618,279,275	–	–
Long-term equity investment	19,769,522,964	19,516,628,707	66,458,427,683	65,845,969,123
Fixed assets	193,150,256,272	195,479,962,401	57,041,381,063	58,139,351,838
Fixed assets pending for disposal	104,572,165	103,310,923	71,364	311,632
Construction-in-progress	20,560,763,894	20,202,551,214	1,418,400,822	1,323,553,751
Construction materials	3,313,783,076	2,911,105,346	82,571,063	89,989,144
Intangible assets	12,057,612,876	11,679,861,086	1,641,770,587	1,662,275,980
Goodwill	10,364,680,703	9,930,141,838	–	–
Long-term deferred expenses	149,551,024	148,122,857	10,438,971	10,971,200
Deferred income tax assets	1,267,555,266	1,305,547,887	–	–
Other non-current assets	737,794,583	774,713,307	13,832,220,000	14,226,220,000

Total non-current assets	266,927,354,301	267,843,131,935	145,271,217,173	146,414,254,768

TOTAL ASSETS	297,904,388,776	299,729,722,622	170,645,930,241	173,734,513,470

Amounts: In RMB Yuan

	31 March	31 December	31 March	31 December
	2016	2015	2016	2015
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	47,504,483,227	49,883,489,272	33,280,000,000	34,890,000,000
Derivative financial liabilities	614,391,538	874,851,968	–	–
Notes payable	1,113,262,188	953,319,304	–	–
Accounts payable	7,651,638,029	8,449,768,683	2,816,900,035	3,221,110,024
Advance from customers	224,261,934	449,374,818	36,368,850	156,441,992
Salary and welfare payables	339,524,378	313,284,207	100,357,491	89,226,025
Taxes payable	(492,896,382)	(1,226,234,304)	704,012,351	335,966,821
Interest payables	955,112,152	874,333,435	843,927,471	579,116,412
Dividends payable	785,135,018	788,895,018	–	–
Other payables	13,079,821,751	15,078,582,838	2,305,932,710	2,749,388,438
Current portion of non-current liabilities	20,111,903,534	24,371,172,670	13,443,187,753	15,435,571,373
Provision	17,025,950	15,000,516	16,402,411	14,500,326
Other current liabilities	19,755,837,966	19,689,579,263	19,624,854,291	19,597,238,688

Total current liabilities	111,659,501,283	120,515,417,688	73,171,943,363	77,068,560,099

NON-CURRENT LIABILITIES
Long-term loans	67,657,071,221	66,028,023,341	9,506,879,596	10,254,177,412
Derivative financial liabilities	470,342,536	430,089,029	89,048,905	80,456,775
Bonds payable	11,268,205,148	11,261,322,093	11,268,205,148	11,261,322,093
Long-term payables	1,331,956,300	1,359,610,099	–	–
Long-term employee benefits payable	96,489,890	97,024,959	220,020	245,763
Specific accounts payable	44,671,521	48,233,541	29,425,528	30,349,448
Deferred income	2,581,151,383	2,632,172,641	1,892,071,835	1,932,378,381
Deferred income tax liabilities	1,405,431,296	1,417,972,209	7,040,267	82,709,171

Total non-current liabilities	84,855,319,295	83,274,447,912	22,792,891,299	23,641,639,043

TOTAL LIABILITIES	196,514,820,578	203,789,865,600	95,964,834,662	100,710,199,142

	31 March	31 December	31 March	31 December
	2016	2015	2016	2015
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND SHAREHOLDERS’ EQUITY (continued)

SHAREHOLDERS’ EQUITY
Share capital	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440
Capital surplus	18,250,777,217	18,250,777,217	17,017,744,278	17,017,744,278
Other comprehensive income	565,656,827	135,560,726	2,176,451,132	2,442,247,279
Special reserves	30,958,975	29,499,876	23,147,987	21,835,284
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	41,554,051,164	37,606,474,295	32,077,094,004	30,155,829,309

Shareholders’ equity attributable to shareholders of the Company	83,788,102,361	79,408,970,292	74,681,095,579	73,024,314,328
Non-controlling interests	17,601,465,837	16,530,886,730	—	—

Total shareholders’ equity	101,389,568,198	95,939,857,022	74,681,095,579	73,024,314,328

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	297,904,388,776	299,729,722,622	170,645,930,241	173,734,513,470

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2016

Amounts: In RMB Yuan, Except Per Share Data

		For the	For the	For the	For the
		quarter ended	quarter ended	quarter ended	quarter ended
		31 March,	31 March,	31 March,	31 March,
		2016	2015	2016	2015
		Consolidated	Consolidated	The Company	The Company

Operating revenue		28,822,825,636	34,277,583,268	10,151,768,593	13,478,767,897
Less:	Operating cost	19,677,730,468	23,665,292,043	6,574,174,214	8,953,205,639
	Tax and levies on operations	276,743,982	347,942,761	117,564,952	154,755,889
	Selling expenses	744,951	992,420	–	–
	General and administrative expenses	900,271,056	921,138,922	502,313,445	520,654,679
	Financial expenses	1,679,245,944	1,910,411,577	924,076,099	1,168,060,327
	Asset impairment loss	(356,675)	293,038	–	(3,920)
Add:	Loss on fair value changes of financial assets/liabilities	(29,459)	(28,911,002)	–	–
	Investment income	264,162,012	344,467,653	442,994,291	1,064,428,978
	Including: Investment income from associates and joint ventures	263,674,241	296,634,274	144,976,547	174,159,588

Operating profit		6,552,578,463	7,747,069,158	2,476,634,174	3,746,524,261
Add:	Non-operating income	77,396,682	512,361,521	41,998,092	481,200,833
	Including: gain on disposals of non-current assets	443,426	1,778,020	253,456	1,775,800
Less:	Non-operating expenses	5,508,980	24,717,763	1,708,899	13,667,466
	Including: loss on disposals of non-current assets	1,054,473	10,816	264,849	10,816

Profit before tax		6,624,466,165	8,234,712,916	2,516,923,367	4,214,057,628
Less:	Income tax expense	1,628,309,120	2,005,037,555	595,658,672	886,331,019

Net profit		4,996,157,045	6,229,675,361	1,921,264,695	3,327,726,609

Attributable to:
Shareholders of the Company		3,947,576,869	5,034,088,983	1,921,264,695	3,327,726,609
Non-controlling interests		1,048,580,176	1,195,586,378	—	—

Earnings per share (based on the net profit attributable to Shareholders of the Company) (expressed in RMB per share)
– Basic earnings per share		0.26	0.35	—	—
– Diluted earnings per share		0.26	0.35	—	—

	For the	For the	For the	For the
	quarter ended	quarter ended	quarter ended	quarter ended
	31 March,	31 March,	31 March,	31 March,
	2016	2015	2016	2015
	Consolidated	Consolidated	The Company	The Company

Other comprehensive income/(loss), net of tax	430,560,677	(12,836,871)	(265,796,147)	32,077,170
Other comprehensive income (net of tax) attributed to shareholders of the company that may be reclassified to profit or loss	430,096,101	(12,496,396)	(265,796,147)	32,077,170
Including:
Gains or losses arising from changes in fair value of available-for-sale financial assets	(247,257,360)	42,497,359	(247,257,360)	42,497,359
Share of other comprehensive income of the equity-accounted investee	(12,094,690)	(5,586,315)	(12,094,690)	(5,586,315)
Effective hedging portion of gain or losses arising from cash flow hedging instruments	176,493,265	371,863,219	(6,444,097)	(4,833,874)
Translation differences of the financial statements of foreign operations	512,954,886	(421,270,659)	–	–
Other comprehensive income (net of tax) attributable to non-controlling interests	464,576	(340,475)	—	—

Total comprehensive income	5,426,717,722	6,216,838,490	1,655,468,548	3,359,803,779

Attributable to:
Shareholders of the Company	4,377,672,970	5,021,592,587	1,655,468,548	3,359,803,779
Non-controlling interests	1,049,044,752	1,195,245,903	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2016
Amounts: In RMB Yuan

	For the	For the	For the	For the
	quarter ended	quarter ended	quarter ended	quarter ended
	31 March,	31 March,	31 March,	31 March,
	2016	2015	2016	2015
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	34,630,442,204	39,466,255,187	11,916,608,905	15,554,599,454
Cash received from return of taxes and fees	17,253,208	13,281,103	–	–
Other cash received relating to operating activities	227,047,820	739,387,662	224,147,181	464,489,416

Sub-total of cash inflows of operating activities	34,874,743,232	40,218,923,952	12,140,756,086	16,019,088,870

Cash paid for goods and services received	15,656,073,360	21,892,479,593	5,938,914,826	10,510,353,666
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	1,852,769,612	1,725,879,092	829,647,162	774,535,294
Payments of taxes	3,805,930,424	4,783,944,541	1,347,860,381	2,048,452,034
Other cash paid relating to operating activities	138,103,124	419,748,438	211,529,322	321,639,428

Sub-total of cash outflows of operating activities	21,452,876,520	28,822,051,664	8,327,951,691	13,654,980,422

Net cash flows generated from operating activities	13,421,866,712	11,396,872,288	3,812,804,395	2,364,108,448

Cash flows used in investing activities
Cash received from withdrawal of investment	–	–	2,960,100,000	150,000,000
Cash received on investment income	275,967,629	126,403,984	694,773,538	986,273,647
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	10,080,546	8,958,148	3,315,833	4,327,579
Other cash received relating to investing activities	–	17,161,799	–	–

Sub-total of cash inflows of investing activities	286,048,175	152,523,931	3,658,189,371	1,140,601,226

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	4,955,045,946	5,870,356,705	957,634,050	1,086,600,786
Cash paid for investments	2,000	–	478,264,000	8,267,575,368
Net cash paid for acquiring subsidiaries	–	6,514,393,200	—	—
Other cash paid relating to investing activities	–	2,990,596	–	–

Sub-total of cash outflows of investing activities	4,955,047,946	12,387,740,501	1,435,898,050	9,354,176,154

Net cash flows used in investing activities	(4,668,999,771)	(12,235,216,570)	2,222,291,321	(8,213,574,928)

	For the	For the	For the	For the
	quarter ended	quarter ended	quarter ended	quarter ended
	31 March,	31 March,	31 March,	31 March,
	2016	2015	2016	2015
Items	Consolidated	Consolidated	The Company	The Company

Cash flows used in financing activities
Cash received from investments	21,700,000	331,576,197	–	–
Including: cash received from non-controlling interests of subsidiaries	21,700,000	331,576,197	—	—
Cash received from borrowings	17,113,564,280	17,468,179,752	10,200,000,000	13,221,287,461
Cash received from issuance of short-term bonds	6,000,000,000	–	6,000,000,000	–
Other cash received relating to financing activities	28,890,951	125,810,385	10,238,903	14,285,385

Sub-total of cash inflows of financing activities	23,164,155,231	17,925,566,334	16,210,238,903	13,235,572,846

Repayments of borrowings	28,675,116,272	18,242,402,394	20,543,126,424	11,763,602,527
Payments for dividends, profit or interest expense	1,724,966,190	2,854,395,405	623,026,816	942,424,195
Including: dividends paid to non-controlling interests of subsidiaries	3,760,001	656,609,580	—	—
Other cash paid relating to financing activities	55,148,030	15,416,612	18,000,000	–

Sub-total of cash outflows of financing activities	30,455,230,492	21,112,214,411	21,184,153,240	12,706,026,722

Net cash flows used in financing activities	(7,291,075,261)	(3,186,648,077)	(4,973,914,337)	529,546,124

Effect of exchange rate fluctuations on cash held	40,060,727	(23,567,423)	–	40,287,585

Net increase/(decrease) in cash	1,501,852,407	(4,048,559,782)	1,061,181,379	(5,279,632,771)
Add: cash at beginning of period	7,478,249,522	13,021,415,678	2,260,430,516	8,360,386,954

Cash at end of period	8,980,101,929	8,972,855,896	3,321,611,895	3,080,754,183

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2014 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 25 June 2015, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the fifth tranche of the Company’s super short-term debentures for 2016 (the “Debentures”). The total issuing amount was RMB3 billion with a maturity period of 270 days whereas the unit face value is RMB100 and the interest rate is 2.62%.

Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the operational working capital of the Company.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
27 April 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 27, 2016